BLACK SANDS ENTERTAINMENT INC

AUDITED FINANCIAL STATEMENTS FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

BLACK SANDS ENTERTAINMENT INC

Audited Financial Statements

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

CONTENTS OF REPORT

Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT ACCOUNTANTS' AUDIT REPORT

To the Members of BLACK SANDS ENTERTAINMENT INC,

20 Himrod St, Apt 104

Brooklyn, NY 11221

I have audited the accompanying financial statements of BLACK SANDS ENTERTAINMENT INC, which comprise the Balance Sheet as of December 31, 2020, and December 31, 2019, and the related statements of Income, Changes in Members' Equity and Cash Flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of BLACK SANDS ENTERTAINMENT INC as of December 31, 2020, and December 31, 2019, and the results of its operations and cashflows for the years then ended in conformity with U.S. generally accepted accounting principles.


U.S CPA, Colorado
08/13/2021

BLACK SANDS ENTERTAINMENT INC

BALANCE SHEET

AS OF DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Assets			
Current assets:			
Cash and cash equivalents	$	211,615	45,625
Inventories		17,094	17,094
Prepaid expenses		-	30,180
Total current assets		**228,709**	**92,899**
Non-current assets:			
Fixed Assets:			
Computer Equipment & Furniture		6,466	2,251
Less accumulated depreciation		(2,374)	(1,471)
Total Fixed Assets		**4,092**	**780**
Intangible assets:			
Animation Content		200,000	-
Software		241,200	-
Total intangible assets		**441,200**	**-**
Total non-current assets		**445,292**	**780**
Total Assets	$	**674,001**	**93,679**
Liabilities & Members' Equity			
Current liabilities:			
Credit Cards & Other short-term payables	$	46,307	15,796
Total current liabilities		**46,307**	**15,796**
Non-current Liabilities:			
Total non-current liabilities		**-**	**-**
Total Liabilities:		**46,307**	**15,796**

The accompanying notes are an integral part of these financial statements.

BLACK SANDS ENTERTAINMENT INC

BALANCE SHEET

(Continued)

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

	As of December 31, 2020	**As of December 31, 2019**
Equity:		
Common stock, authorized 7,323,530 shares, 4,485,000 shares issued and outstanding, $ 0.0001 par value	449	-
Preferred stock, authorized 815,000 shares, 787,959 shares issued and outstanding, $ 0.0001 par value	79	-
Owners' Investments	-	40,455
Additional Paid-in Capital	579,433	-
Additional Paid-in Capital-Stock based compensation	50,000	-
Accumulated Profits (losses)	37,428	8,607
Net income (loss)	(39,695)	28,821
Total Equity:	**627,694**	**77,883**
Total Liabilities & Equity	**674,001**	**93,679**

The accompanying notes are an integral part of these financial statements.

BLACK SANDS ENTERTAINMENT INC

STATEMENT OF INCOME

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		2020	2019
Revenue:			
Sales revenue	$	587,280	161,033
Other revenue		355	704
Total revenues		**587,635**	**161,737**
Cost of Goods sold		159,718	29,678
Gross Profit		427,917	132,059
Expenses:			
Administrative expenses		68,366	-
Taxes		4,864	6,823
Postage, Shipping & Delivery		79,577	477
Insurance		308	-
Legal & Professional Services		46,131	14,756
Advertising & Marketing		108,331	10,499
Travel		756	6,446
Meals & Entertainment		11,488	8,443
Vehicle expenses		2,972	5,148
Rent & Lease		8,365	4,722
Office supplies & Software		14,182	1,565
Business supplies		15,702	4,371
Bank Charges & Fees		2,018	178
Royalty fees		20,068	500
Conferences & Events		128	11,538
Dues & Subscriptions		3,090	1,994
Depreciation		903	475
Donations & Gifts		45	162
Stock-based compensation		50,000	-
Utilities		4,943	1,701
Miscellaneous expenses		4,668	3,199
Transaction processing fees & Clearing		20,665	19,545
Total Expenses		**467,570**	**102,542**
Income from operations (loss)		**(39,653)**	**29,517**

The accompanying notes are an integral part of these financial statements.

BLACK SANDS ENTERTAINMENT INC

STATEMENT OF INCOME

(Continued)

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

	2020	2019
Other Income (Expenses):		
Interest Income	242	2
Interest expenses	(284)	(698)
Total Other Income (expenses)	(42)	(696)
Net income (loss) for the year	**(39,695)**	**28,821**

The accompanying notes are an integral part of these financial statements.

BLACK SANDS ENTERTAINMENT INC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

	Common stock	Amount	Preferred Stock	Amount	Owners' Investments	Accumulated Profits (losses)	Stock based Compensation	Additional paid-in Capital	Total
Balance at 31 December 2018	-	-	-	-	3,286	8,607	-	-	11,893
Issuance of common stock	-	-	-	-	-	-	-	-	-
Issuance of preferred stock	-	-	-	-	-	-	-	-	-
Owners' Investments	-	-	-	-	37,169	-	-	-	37,169
Net income (loss)	-	-	-	-	-	28,821	-	-	28,821
Stock based compensation	-	-	-	-	-	-	-	-	-
Balance at 31 December 2019	-	-	-	-	**40,455**	**37,428**	-	-	**77,883**
Issuance of common stock	4,485,000	449	-	-	-	-	-	-	449
Issuance of preferred stock	-	-	787,959	79	-	-	-		79
Additional paid-in Capital	-	-	-	-	-	-	-	579,433	579,433
Owners' Investments	-	-	-	-	(40,455)	-	-	-	(40,455)
Net income (loss)	-	-	-	-	-	(39,695)	-	-	(39,695)
Stock based compensation	-	-	-	-	-	-	50,000	-	50,000
Balance at 31 December 2020	**4,485,000**	**449**	**787,959**	**79**	-	**(2,267)**	**50,000**	**579,433**	**627,694**

The accompanying notes are an integral part of these financial statements.

BLACK SANDS ENTERTAINMENT INC

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Cash flow From Operating Activities:			
Net Income (loss)	$	(39,695)	28,821
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Stock based compensation		50,000	-
Depreciation		903	475
Changes in:			
Inventories		-	(10,694)
Prepaid expenses		30,180	24,951
Credit Cards & Other short-term payables		30,511	(59,751)
Net cash provided (used) by operating activities		71,899	(16,198)
Cash flow From Investing Activities:			
Computer Equipment & Furniture		(4,215)	261
Animation Content		(200,000)	-
Software		(241,200)	-
Net cash provided (used) by investing activities		(445,415)	261
Cash flow from Financing Activities			
Issuance of Common Stock		449	-
Issuance of Preferred Stock		79	-
Additional Paid-in Capital		579,433	-
Owners' Investments		(40,455)	37,169
Net cash provided (used) by financing activities		539,506	37,169
Increase (decrease) in Cash		165,990	21,232
Cash, beginning of year		45,625	24,393
Cash, end of year	$	**211,615**	**45,625**

The accompanying notes are an integral part of these financial statements.

BLACK SANDS ENTERTAINMENT INC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

About the Company & its Nature of operations

BLACK SANDS ENTERTAINMENT INC ('the Company'), is a Delaware Corporation formed on November 16th, 2016. The Company operates in the entertainment industry and creates, develops, and publishes stories via animated audiovisual and literary mediums for the African American community.

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Additionally, the entertainment industry carries a substantial risk due to reliance on trends which could cause unexpected losses on certain developments. Moreover, the Company relies heavily on social media and marketing and changes in social media policies may have an adverse impact on the Company's operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2020, and December 31, 2019.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life. As of December 31, 2019, and December 31, 2020, the account consisted of computer equipment and furniture.

Intangible Assets

Intangible assets are stated at their historical cost. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books include animation content and mobile software.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market

prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cashflows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

No impairment charges were recorded as of December 31, 2020, and December 31, 2019.

Royalty fees

The Company entered a 'Music License Agreement' on June 18th, 2019, where it was granted the right to use licensed property by a third party that owns the copyright, publishing rights and all other related rights in and to certain compositions and master recordings. The royalties are paid based on sales at the following rates: 50% for CD hard copy units sold or 25% CD/DVD hard copy package units sold, after deduction of $1.50 per unit sold for cost of goods sold, and 75% of all digital sales and licensing.

Inventories

Inventory is recorded at cost and consist of CD/DVD hard copy package units on hand as of December 31, 2019, and December 31, 2020.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred.

Advertising & Marketing

Advertising and Marketing costs are expensed as incurred and mostly consist of payments for marketing campaigns on various social media platforms. The Company's direct response sales through social media channels exceeded the related costs as of December 31, 2019, and December 31, 2020, and therefore, no direct-response advertisement asset was recognized.

Income taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States and is subject to franchise tax filing requirements in the State of Delaware.

Equity

Under the articles of incorporation, the Company is authorized to issue Common Stock and Preferred Stock. The total number of shares that the Company is authorized to issue is eight million one hundred thirty-eight thousand and five hundred thirty (8,138,530) shares. The total number of shares of Common Stock authorized to be issued is seven million three hundred twenty-three thousand and five hundred thirty (7,323,530) shares at a par value $0.0001 per share. The total number of shares of Preferred stock authorized to be issued is eight hundred and fifteen thousand (815,000) shares at a par value $0.0001 per share.

Common Stock

As of December 31, 2020, and December 31, 2019, the total number of shares of Common Stock issued and outstanding was 4,485,000 and nil, respectively.

Preferred Stock

As of December 31, 2020, and December 31, 2019, the total number of shares of Preferred Stock issued and outstanding was 787,959 and nil shares, respectively.

The holders of shares of preferred stock have no voting rights and if the Company determines, in its sole discretion, that it is likely that within six months the securities of the Corporation will be held of record by a number of persons that would require the Corporation to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, the Corporation shall have the option to repurchase preferred stocks from holders of preferred stock for the greater of (i) the original purchase price of the preferred stock and (ii) the fair market value of the preferred stocks, as determined by an independent appraiser of securities chosen by the Corporation; provided that in the event an Equity financing occurs within three months after the repurchase and the repurchase value is less than the aggregate value of the preferred stocks the preferred stockholder would have received had the repurchase not occurred, the Corporation shall pay to the

preferred stockholder an amount equal to the difference between the aggregate value and the repurchase value promptly following the consummation of the equity financing.

Equity Incentive plans

The Company's Board of Directors adopted an Equity Incentive Plan on June 1st, 2020, to (a) attract and retain the types of Employees, Consultants and Directors who will contribute to the Company's long-range success; (b) provide incentives that align the interests of Employees, Consultants and Directors with those of the shareholders of the Company; and (c) promote the success of the Company's business. Awards granted under the Plan may be Incentive Stock Options, Non-qualified Stock Options, Restricted Stock and Restricted Stock Units. Incentive Stock Options may be granted to Employees only. Awards other than Incentive Stock Options may be granted to Employees, Consultants and Directors. Moreover, a Ten Percent Shareholder shall not be granted an Incentive Stock Option unless the Option Exercise Price is at least 110% of the Fair Market Value of the Common Stock at the Grant Date and the Option is not exercisable after the expiration of five years from the Grant Date. Additionally, no Incentive Stock Option is exercisable after the expiration of 10 years from the Grant Date. The term of a Non-Qualified Stock Option granted under the Plan is determined by the Committee; provided, however, no Non-Qualified Stock Option is exercisable after the expiration of 10 years from the Grant Date.

The maximum aggregate number of shares that may be issued under the plan is 300,000 shares of Common Stock; provided that, no more than 300,000 shares of Common Stock may be granted as Incentive Stock Options. The shares issued under the plan may be authorized, but unissued, or reacquired shares and the term of each option cannot exceed 10 years from the date of the grant.

The exercise price of each option is determined as follows:

- In the case of an Incentive Stock Option: Subject to the provisions regarding a Ten Percent Holder (as mentioned above), the per Share exercise price shall be no less than 100% of the Fair Market Value of the Common Stock subject to the Option on the Grant Date.

- In the case of a Non-qualified Stock Option: The Option Exercise Price of each Non-Qualified Stock Option shall be not less than 100% of the Fair Market Value of the Common Stock subject to the Option on the Grant Date.

As of December 31, 2020, and December 31, 2019, the total number of Incentive Stock Options granted under this plan was nil and nil, respectively.

As of December 31, 2020, and December 31, 2019, the total number of Non-qualified Stock Options granted under this plan was 150,000 and nil respectively at an exercise price of $1.00 per share and Fair market value of $1.00 at the time of the Grant.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

BLACK SANDS ENTERTAINMENT INC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Subsequent events

The Company evaluated subsequent events through April 30th, 2021, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.